The Music Acquisition Corporation

9000 W. Sunset Blvd #1500
Hollywood, CA 90069

January 29, 2021

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Sherry Haywood

RE:	The Music Acquisition Corporation (the “Company”)
Registration Statement on Form S-1
(File No. 333-252152) (as amended, the “Registration Statement”)

Dear Ms. Haywood:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on February 2, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

The music acquisition corporation

By:	/s/ Neil Jacobson
Name: Neil Jacobson
Title: Chairman and Chief Executive Officer